UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Nuveen Churchill Private Capital Income Fund
(Name of Issuer)

Nuveen Churchill Private Capital Income Fund
(Name of Person(s) Filing Statement)

Class I Shares of Beneficial Interest (Title of Class of Securities)

67114U 105
(CUSIP Number of class of securities)

John D. McCally
General Counsel
Churchill Asset Management LLC
8500 Andrew Carnegie Blvd
Charlotte, NC 28262
(212) 478-9200

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Steven B. Boehm, Esq.
Payam Siadatpour, Esq.
Owen J. Pinkerton, Esq.
Eversheds Sutherland (US) LLP
700 6th Street, N.W.
Washington, DC 20001

November 30, 2023
(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	Filing Parties:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	third-party tender offer subject to Rule 14d-1.
	☒	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet

Reference is made to the Summary Term Sheet of the Offer to Purchase (as defined below) that is attached hereto as Exhibit (a)(1)(ii) and is hereby incorporated by reference.

Item 2. Subject Company Information

(a)The name of the issuer is Nuveen Churchill Capital Income Fund (the “Fund”). The Fund is a non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund is organized as a Delaware statutory trust. The principal executive office of the Fund is located at 375 Park Avenue, 9th Floor, New York, New York 10152 and the telephone number is (212) 478-9200.

(b)The title of the securities that are the subject of the offer to purchase and the related Letter of Transmittal (“Offer to Purchase” and the tender offer made thereby, the “Offer”) are Class I common shares of beneficial interest (the “Class I Shares”) or portions thereof. As of the close of business on September 30, 2023, there were 12,279,387 Class I Shares outstanding, and there were no Class S shares of beneficial interest (“Class S Shares”) or Class D shares of beneficial interest (“Class D Shares” and together with Class I Shares and Class S Shares, the “Shares”) outstanding. Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to 613,969 Class I Shares that are tendered by holders of the Class I Shares (“Shareholders”) and not withdrawn as described in the Offer to Purchase (the “Offer Amount”). The Class I Shares subject to the Offer represent approximately 5% of the Fund’s Shares outstanding as of September 30, 2023.

(c)Shares are not traded in any market.

Item 3. Identity and Background of Filing Person

(a)The Fund is tendering for its own Class I Shares. The information required by this Item is set forth in Item 2(a) above. Churchill Asset Management LLC (the “Adviser”) serves as the investment manager for the Fund. The Adviser is located at 375 Park Avenue, 9th Floor, New York, New York 10152 and its telephone number is (212) 478-9200. The members of the Fund’s Board of Trustees (the “Board”) are Kenneth Kencel, William Huffman, Michael Perry, Stephen Potter, James Ritchie, Dee Dee Sklar, and Sarah Smith (each, a “Trustee”). The Chief Executive Officer and President is Kenneth Kencel, the Chief Financial Officer and Treasurer is Shaul Vichness, the Chief Compliance Officer and Secretary is John McCally and the Controller is Marissa Short. The Trustees and the executive officers of the Fund may be reached at the Fund’s business address and phone number set forth in Item 2(a) above.

(b)-(c)    Not applicable

Item 4. Terms of the Transaction.

(a)(1)	(i)	Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to 613,969 Class I Shares that are tendered by Shareholders by 11:59 p.m., Eastern Time, on December 29, 2023 and not withdrawn as described in Item 4(a)(1)(vi).
(ii)
The purchase price of a Class I Share (or portion thereof) tendered will be its net asset value as of December 31, 2023 or a later date determined by the Fund if the Offer is extended (in each case, the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase. Reference is made to the Cover Page, Section 2 “Offer to Purchase and Price” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

Each Shareholder that tenders Class I Shares that are accepted for purchase will be sent a letter (the “Acceptance Letter”) notifying the Shareholder that the Fund has received and accepted their tender. Such Shareholder will be issued a non-interest bearing, non-transferable promissory note (the “Note”) entitling the Shareholder to receive an amount equal to the Shareholder’s Class I Shares accepted for purchase by the Fund determined as of the Valuation Date. The Note will be held for the Shareholder by DST Systems, Inc., the Fund’s transfer agent (the “Transfer Agent”). Forms of the Acceptance Letter and the Note are attached hereto as Exhibits (a)(1)(iv) and (a)(1)(v), respectively, and incorporated herein by reference.

	(iii)	The Offer is scheduled to expire on December 29, 2023 unless extended. Reference is made to the Cover Page, Summary Term Sheet, Section 2 “Offer to Purchase and Price” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.
	(iv)	Not applicable.
	(v)	Reference is made to the Cover Page, Summary Term Sheet and Section 7 “Certain Conditions of the Offer” of the Offer to Purchase, which are incorporated herein by reference.
	(vi)	Reference is made to Section 5 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.
(vii)
Reference is made to the Cover Page, Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference. Note that certain Shareholders may be required to deliver their Letter of Transmittal to their Financial Advisor (instead of directly to DST Systems, Inc.). All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

	(viii)	Reference is made to Section 4 “Procedure for Tenders” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.
	(ix)	Reference is made to the Cover Page, Section 3 “Amount of Tender,” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.
	(x)	Reference is made to Section 2 “Offer to Purchase and Price” of the Offer to Purchase, which is incorporated herein by reference.
	(xi)	Not applicable.
	(xii)	Reference is made to Section 10 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.
(a)(2)		Not applicable.
(b)		Any Class I Shares to be purchased from any officer, Trustee or affiliate of the Fund will be on the same terms and conditions as any other purchase of Class I Shares. To the Fund’s knowledge, none of the officers, Trustees, or affiliates of the Fund intends to tender Class I Shares in the Offer.

Item 5. Past Contracts, Transactions, Negotiations and Agreements with Respect to the Issuer’s Securities.

(a)
Information regarding the contribution of certain portfolio investments to the Fund is incorporated by reference from the Offer to Purchase under the heading “8. Certain Information about the Fund” and “Item 8. Interests in Securities of the Issuer” herein.

(b)-(d)	Not applicable.
(e)
The Fund’s Prospectus dated July 31, 2023, as amended and/or supplemented from time to time (the “Prospectus”), provides that the Board has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders. The Adviser expects that it will recommend to the Board that the Fund purchase Shares from Shareholders quarterly. However, the Fund is not required to conduct tender offers. Information regarding agreements involving the Shares is incorporated by reference from the Offer to Purchase under the heading “8. Certain Information about the Fund” and “Item 8. Interests in Securities of the Issuer” herein. Except as set forth therein, the Fund does not know of any other contract, agreement, arrangement, or understanding, whether contingent or otherwise or whether or not legally enforceable, between the (i) Fund, any of the Fund’s executive officers or Trustees, any person controlling the Fund, or any executive officer or director of any corporation ultimately in control of the Fund and (ii) any other person with respect to any securities of the Fund (including any contract, agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6. Purposes of this Tender Offer and Plans or Proposals.

(a)-(b)	Reference is made to Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.
(c)	Reference is made to Section 8 “Certain Information about the Fund” of the Offer to Purchase, which is incorporated herein by reference. Because Shares are not traded in any market, subsections (6), (7), and (8) of Regulation M-A Item 1006(c) are not applicable to the Fund.

Item 7. Source and Amount of Funds or Other Consideration.

(a)-(b)	Reference is made to Section 6 “Purchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.
(d)	Reference is made to Section 6 “Purchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.

Item 8. Interest in Securities of the Issuer.

(a)	Based on the number of Shares outstanding as of September 30, 2023, the following persons own the number of Class I Shares indicated in the below table.

Shares Beneficially Owned
Name and Address	Number	Percentage(1)
Interested Trustees
Kenneth Kencel	—	—
William Huffman	—	—
Michael Perry	—	—
Independent Trustees
Stephen Potter(2)	10,274.33	*
James Ritchie	—	—
Dee Dee Sklar	—	—
Sarah Smith	—	—
Executive Officers who are not Trustees
Shai Vichness	—	—
John McCally	—	—
Marissa Short	—	—
5% Holders
Teachers Insurance and Annuity Association of America(3)	10,540,040.00	85.8%
All Trustees and Executive Officers as a group (10 persons)	—	—
__________________
*     Less than 1%
(1)Percentage of beneficial interest is based on 12,279,387 of Class I Shares outstanding as of September 30, 2023.
(2)Mr. Potter holds all of his Class I Shares directly through a trust.
(3)The address of Teachers Insurance and Annuity Association of America (“TIAA”) is 730 Third Avenue, New York, NY 10017.  In connection with the Fund’s formation, on March 30, 2022, the Fund issued and sold 40 Class I Shares to TIAA, for an aggregate purchase price of $1,000. In addition, on March 31, 2022, prior to the Fund’s election to be regulated as a business development company under the 1940 Act, TIAA contributed certain portfolio investments to the Fund and NCPIF SPV I LLC, a wholly owned subsidiary of the Fund, in the amount of $296,231,000 (fair value as of March 31, 2022). In connection therewith, the Fund issued to TIAA 10,540,000 shares of the Class I shares at $25.00. Class I shares owned by TIAA are subject to additional restrictions. TIAA may submit its Class I shares for repurchase beginning on March 31, 2027. The total amount of repurchases of TIAA shares eligible for redemption will be limited to no more than 1.67% of the Fund’s aggregate net asset value per calendar quarter; provided that, if in any quarter the total amount of aggregate repurchase requests of all classes of beneficial interest does not exceed the overall share repurchase plan limits of 5% of the aggregate net asset value per calendar quarter, the above redemption limits on the TIAA shares will not apply to that quarter and TIAA will be entitled to redeem up to the overall share repurchase plan limits.

None of the Trustees or Executive Officers listed above intends to tender any of his or her Shares in the Offer. Addresses for each of the persons listed above are provided in Item 3.

(b)	Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. During the past sixty (60) days, the Fund has not issued any Shares to the Adviser, Trustees or officers of the Fund.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a)	No persons have been employed, retained, or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

Item 10. Financial Statements.

(a)	The audited annual financial statements of the Fund for fiscal year ended December 31, 2022 and unaudited financial statements of the Fund for the nine months ended September 30, 2023 filed with the SEC on EDGAR on March 9, 2023 and November 1, 2023, respectively, are incorporated herein by reference. The Fund will prepare and transmit to Shareholders the audited annual financial statements of the Fund within 90 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.
(b)	Not applicable.

Item 11. Additional Information.

(a)	(1)	None.

	(2)	None.

	(3)	Not applicable.

	(4)	None.

	(5)	None.

(c)		The Offer to Purchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

Item 12. Exhibits.

(a)(1)	(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

	(ii)	Offer to Purchase.

	(iii)	Form of Letter of Transmittal.
	(iv)	Form of Letter from the Fund to Shareholders in Connection with the Fund’s Acceptance of Shares.

	(v)	Form of Promissory Note.
	(vi)	Form of Notice of Withdrawal of Tender.

(a)(2)-(4)		Not applicable.

(b)		None.

(d)		Not applicable.

(g)		Not applicable.

(h)		Not applicable.

107		Filing Fee Table.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NUVEEN CHURCHILL PRIVATE CAPITAL INCOME FUND

By:	/s/ John D. McCally
Name:	John D. McCally
Title:	Chief Compliance Officer, Vice President and Secretary

Dated: November 30, 2023

EXHIBIT INDEX

Exhibit

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)	Form of Letter of Transmittal.

(a)(1)(iv)	Form of Letter from the Fund to Shareholders in Connection with the Fund’s Acceptance of Shares.

(a)(1)(v)	Form of Promissory Note.

(a)(1)(vi)	Form of Notice of Withdrawal of Tender.

107	Calculation of Filing Fee Table.